UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________

FORM 11-K
________________

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURTIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______to _______

Commission file number 1-15321
________________

A.           Full title of the plan and the address of the plan, if different from that of the issuer named below:

Smithfield Foods, Inc. 401(k) Plan

B.           Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Smithfield Foods, Inc.
200 Commerce Street
Smithfield, VA 23430

SMITHFIELD FOODS, INC. 401(k) PLAN

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm

Participants and Plan Administrator
Smithfield Foods, Inc. 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of Smithfield Foods, Inc. 401(k) Plan (Plan) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008.  These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008 in conformity with U.S. GAAP.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedules of delinquent contributions and assets (held at end of year) are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management.  The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/Goodman & Company, L.L.P.

Norfolk, Virginia
June 26, 2009

Smithfield Foods, Inc. 401(k) Plan

Statements of Net Assets Available for Benefits

December 31,	2008	2007

Investments - at fair value	$196,138,911	$239,451,789
Receivables
Participant contributions	617,541	335,108
Employer contributions	224,103	118,234
Due from brokers	796,926	-
Total receivables	1,638,570	453,342
Cash	-	49,351,759
Net assets available for benefits - at fair value	197,777,481	289,256,890
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	1,848,909	131,211
Net assets available for benefits	$199,626,390	$289,388,101

The accompanying notes are an integral part of these financial statements.

Smithfield Foods, Inc. 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2008

Additions to net assets attributed to
Investment income (loss)
Net depreciation in fair value of investments	$(86,448,725)
Interest and dividends	6,557,727
(79,890,998)
Contributions
Participant	25,396,085
Employer	7,991,914
Rollover	875,440
34,263,439
Total additions	(45,627,559)
Deductions from net assets attributed to
Benefits paid to participants	26,517,905
Administrative fees	132,743
Total deductions	26,650,648
Transfers between retirement plans, net	(17,483,504)
Net change	(89,761,711)
Net assets available for benefits
Beginning of year	289,388,101
End of year	$199,626,390

The accompanying notes are an integral part of these financial statements.

Smithfield Foods, Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2008 and 2007

1.	Description of Plan

The following description of the Smithfield Foods, Inc. 401(k) Plan (Plan) provides only general information.  Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan established by Smithfield Foods, Inc.  The Plan is for the benefit of eligible employees of Smithfield Foods, Inc. and affiliated employers that have adopted the Plan (collectively Company).  Eligibility requirements for 401(k) and matching contributions are 90 days of service and attainment of age 18.  To be eligible for discretionary profit sharing contributions a participant must have completed a year of service, as defined in the Plan, and attained age 18.  The Plan excludes union employees and nonresident aliens.  The Plan is subject to the provisions of the Employee Retirement Income Security Act (ERISA).

Contributions

Each year, participants may contribute up to 50 percent of pretax annual compensation, as defined in the Plan.  The Company makes a matching contribution of 50 percent of the first 4 percent of compensation contributed by each participant.  The Company may make a profit sharing contribution at the discretion of the board of directors.  Participants direct the investment of all contributions into various investment options offered by the Plan.  Contributions are subject to certain limitations.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) Plan earnings and charged with an allocation of administrative expenses, where applicable.  Allocations are based on participant earnings or account balances, as defined in the Plan.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon.  Vesting in the Company contribution portion of their accounts is based on years of service, as defined in the Plan.  A participant is 100 percent vested after five years of credited service.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance.  Loan terms extend to five years for general purpose loans and to ten years for the purchase of a home.  The loans are secured by the balance in the participant’s account and bear interest at rates that range from 4.25 percent to 11.50 percent, which are commensurate with local prevailing rates as determined by the Plan administrator.  Principal and interest are paid ratably through payroll deductions.

Payment of Benefits

Generally, on termination of service a participant may elect to receive the value of the participant’s vested interest in his or her account as a lump sum distribution.

Forfeitures

As of December 31, 2008 and 2007, forfeited nonvested accounts totaled $396,236 and $193,812, respectively.  These accounts will be used to reduce Company contributions and pay Plan expenses.

2.	Summary of Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein.  Actual results could differ from those estimates and assumptions.

Investment Contracts

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  As required by the FSP, the statement of net assets available for benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value.  The statement of changes in net assets available for benefits is prepared on a contract value basis.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 5 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Payment of Benefits

Benefits are recorded when paid.

Operating Expenses

Certain expenses of maintaining the Plan are paid by the Company.

3.	Investments

The following presents investments that represent 5 percent or more of the Plan’s net assets.

	December 31,
	2008	2007

Smithfield Stable Value Fund - at contract value, 3,319,544 and 2,563,811 units, respectively	$38,488,355	$28,477,167
Smithfield Foods, Inc. common stock, 1,374,265 and 827,157 shares, respectively	19,335,909	23,921,373
Wells Fargo DJ Target 2020 (I), 1,363,376 and 1,046,835 shares, respectively	14,819,899	15,189,575
American Funds EuroPacific Growth Fund (R4), 496,258 and 493,729 shares, respectively	13,676,868	24,765,472
PIMCO Total Return, 1,175,025 shares	11,914,758	*
Wells Fargo Collective S&P 500 Index Fund, 283,551 and 254,488 units, respectively	11,571,699	16,467,946
Wells Fargo Advantage Capital Growth (Admin), 1,072,939 and 1,078,620 shares, respectively	11,147,832	21,432,172
MFS Value Fund (A), 574,505 shares	*	15,241,619
Columbia Acorn Select Z Fund, 558,769 shares	*	15,874,621

* Investment does not represent 5 percent of net assets available for benefits at end of the year.

During 2008, the Plan’s investments (including gains and losses on investments purchased and sold, as well as held during the year) depreciated in value as follows:

Mutual funds	$67,812,937
Common collective trusts	5,399,860
Variable annuity	440,550
Common stock	12,795,378
$86,448,725

4.	Investment Contract with Insurance Company

In 2005, the Plan entered into a benefit-responsive investment contract with Principal Life Insurance Company (Principal).  Principal maintains the contributions in a general account.  The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses.  The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.  The contract is included as part of the Smithfield Stable Value Fund.

As described in Note 2, because the guaranteed investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract.  Contract value, as reported to the Plan by Principal, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise.  The crediting interest rate is 3.14%.

Certain events limit the ability of the Plan to transact at contract value with the issuer.  Such events include the following: (1) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan), (2) changes to Plan’s prohibition on competing investment options or deletion of equity wash provisions, or (3) bankruptcy of the Plan sponsor or other Plan sponsor event (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan.  The Plan administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

The guaranteed investment contract does not permit the insurance company to terminate the agreement prior to the scheduled maturity date.

The following summarizes the relevant information regarding the Smithfield Stable Value Fund:

December 31, 2008	Major Credit Ratings	Investments at Fair Value	Adjustment to Contract Value

Principal guaranteed interest contract	Moody’s/S & P Aa3/A+	$3,258,552	$(19,293)
Wells Fargo Stable Value Fund G	N/A	33,380,894	1,868,202
		$36,639,446	$1,848,909

December 31, 2007	Major Credit Ratings	Investments at Fair Value	Adjustment to Contract Value

Principal guaranteed interest contract	Moody’s/S & P Aa2/AA	$4,023,142	$58,023
Wells Fargo Stable Value Fund N	N/A	24,322,814	73,188
		$28,345,956	$131,211

	2008	2007
Average yields:
Based on actual earnings	5.09%	4.94%
Based on interest rate credited to participants	4.00%	4.81%

5.	Fair Value Measurements

Financial Accounting Standards Board Statement No. 157, Fair Value Measurements (FASB No. 157), establishes a framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements).  The three levels of the fair value hierarchy under FASB Statement No. 157 are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted market prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;
•	Quoted prices for identical or similar assets or liabilities in inactive markets;
•	Inputs other than quoted prices that are observable for the asset or liability;
•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at December 31, 2008.

Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds: Valued at the net asset value (NAV) of shares held by the Plan at year end.

Collective trusts: Valued at the closing NAV (or unit value) of the units held by the Plan at year end based on information reported by the investment advisor using the audited financial statements of the collective trust at year end.

Guaranteed investment contracts: Valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit‐worthiness of the issuer.

Participant loans: Valued at amortized cost, which approximates fair value.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December, 31, 2008:

	Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total

Common stock	$20,086,426	$-	$-	$20,086,426
Mutual funds	116,043,945	-	-	116,043,945
Collective trusts	-	45,397,039	-	45,397,039
Guaranteed investment contracts	-	-	4,382,568	4,382,568
Participant loans	-	-	10,228,933	10,228,933
Total assets at fair value	$136,130,371	$45,397,039	$14,611,501	$196,138,911

Level 3 Gains and Losses

The table below sets forth a summary of changes in the fair value of the Plan’s level 3 assets for 2008.

	Participant Loans	Guaranteed Investment Contracts

Balance – beginning of year	$8,296,362	$5,306,395
Unrealized losses	-	(421,257)
Interest credited	-	87,857
Issuances and settlements, net	1,932,571	(590,427)
Balance – end of year	$10,228,933	$4,382,568

6.	Related Party Transactions

The Plan invests in certain funds managed by Wells Fargo, N.A. and participant-directed brokerage accounts held by Wells Fargo, N.A.  Wells Fargo, N.A. is the trustee of the Plan.  The Plan also invests in Smithfield Foods, Inc. common stock.  At December 31, 2008 and 2007, the Plan held 1,374,265 and 827,157 shares, respectively, of Smithfield Foods, Inc. common stock.

7.	Tax Status

The Internal Revenue Service has determined and informed the Company by letter dated October 23, 2008 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The determination letter is subject to adoption of proposed amendments included in the September 23, 2008 application for determination. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently operated in compliance with the applicable requirements of the IRC.

8.	Transfer of Assets

In October 2008, the Company completed the sale of Smithfield Beef, Inc. to JBS S.A. As a result, assets amounting to $17,628,540 were transferred to JBS 401(k) Savings Plan for Nonunion Employees.

Transfers of assets between plans also occur if a change in the employment status of an employee, who participates in a Smithfield-sponsored retirement plan, causes the employee to change plans due to eligibility requirements. Transfer activity for the year ended December 31, 2008 was as follows:

Assets transferred to the Plan from Smithfield Foods, Inc. Bargaining 401(k) Plan, net	$109,813
Assets transferred to the Plan from John Morrell & Co. Salaried Employees Incentive Savings Plan, net	35,223
$145,036

9.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants would become 100 percent vested in their employer contributions.

10.	Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

* * * * *

Supplemental Schedule I
Smithfield Foods, Inc. 401(k) Plan

Schedule of Delinquent Contributions
Schedule H, Line 4a

EIN 52-0845861 Plan 002

December 31, 2008

Total that constitute non-exempt prohibited transactions

	Participant				Total fully
	contributions		Contributions	Contribution	corrected under
Contributions	transferred late		corrected	pending	VFC program
for	to the plan for	Contributions	outside	correction in	and
plan year	plan year	not corrected	VFC program	VFC program	PTE 2002-51

2008	$ 247	$ 102	$ 145	$ -	$ -

Late 2008 contributions were remitted by the Plan sponsor in 2008.
Lost earnings have been remitted into the Plan in 2008.

See report of independent registered public accounting firm.

				Supplemental Schedule II
Smithfield Foods, Inc. 401(k) Plan

Schedule of Assets (Held at End of Year)
Schedule H, Line 4i

EIN 52-0845861 Plan 002

December 31, 2008

Identity of issue,		Description of investment
borrower, lessor		including maturity date, rate of interest,		Current
or similar party		collateral, par, or maturity value		value

*	Wells Fargo	3,319,544	units of Smithfield Stable Value Fund - at contract value	$38,488,355
*	Smithfield Foods, Inc.	1,374,265	shares of Smithfield Foods, Inc. common stock	19,335,909
*	Wells Fargo	1,363,376	shares of Wells Fargo DJ Target 2020 (I)	14,819,899
	American Funds	496,258	shares of EuroPacific Growth Fund (R4)	13,676,868
	Pimco	1,175,025	shares of Pimco Total Return Fund	11,914,758
*	Wells Fargo	283,551	units of Collective S&P Index Fund	11,571,699
*	Wells Fargo	1,072,939	shares of Advantage Capital Growth (Admin)	11,147,832
	MFS	500,518	shares of Value Fund (A)	8,779,086
*	Wells Fargo	847,142	shares of Wells Fargo DJ Target 2030 (I)	8,649,319
	Columbia	605,981	shares of Acorn Select Z Fund	8,526,156
*	Wells Fargo	727,951	shares of Advantage Government Securities Fund	7,847,313
*	Wells Fargo	406,401	shares of Advantage Small Cap Value Fund	7,376,173
*	Wells Fargo	648,366	shares of Wells Fargo DJ Target 2010 Fund	7,138,511
	Davis	198,052	shares of New York Venture (A)	4,677,997
*	Wells Fargo	437,424	shares of Wells Fargo DJ Target 2040 (I)	4,649,820
	Riversource	731,955	shares of Mid-Cap Value Fund R4	3,440,187
*	Wells Fargo	215,102	shares of Wells Fargo DJ Target Today (I)	2,047,773
*	Wells Fargo Investments, Inc.	Participant-directed brokerage accounts		1,202,674
	Clearcourse	155,971	units of group variable annuity	1,124,016
*	Wells Fargo	144,710	shares of Wells Fargo DJ Target 2050 (I)	900,095
*	Wells Fargo	444,447	shares of Short Term Investment Fund G	444,447
*	Participant loans	Maturing through November 2018, interest rates ranging from 4.25% to 11.50%, secured by participant accounts		10,228,933
				$197,987,820

MFS -  Massachusetts Financial Services

* - Identified as a party-in-interest

See report of independent registered public accounting firm.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SMITHFIELD FOODS, INC. 401(k) PLAN
(Smithfield Foods, Inc. as Plan Administrator)

Date: June 29, 2009	/s/ Robert W. Manly, IV
Robert W. Manly, IV
Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit 23	Consent of Independent Registered Public Accounting Firm